

August 23, 2023

Jun Jiang
Chief Operating Officer
Jinxin Technology Holding Co
Floor 8, Building D, Shengyin Building
Shengxia Road 666
Pudong District, Shanghai 201203
People's Republic of China

>   **Re: Jinxin Technology Holding Co**
>   **Registration Statement on Form F-1**
>   **Filed August 10, 2023**
>   **File No. 333-273884**

Dear Jun Jiang:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed August 10, 2023

General

1.   We note you have elected to revise your disclosure on the cover page and in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in China, PRC regulations and the legality and enforceability of the contractual arrangements with your VIE. We further note the absence of any revised or updated regulatory disclosure that might explain the need for the aforementioned revisions. We are concerned that the revised disclosures mitigate the challenges you face. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, or may disallow the structure of your business, including your VIE structure, any of which could result in a material change in your

operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement you submitted on June 16, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin